P.E. 2/11/02




FEB 13 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended February 11, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

Materials relating to Registrant and filed pursuant to this Form 6-K include CoolBrands' Announcement of it's $15 million Special Warrant Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.

Date Feb. 11, 2002

By 
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: February 11, 2002

COOLBRANDS INTERNATIONAL INC. ANNOUNCES $15 MILLION SPECIAL WARRANT OFFERING

CoolBrands International Inc. (TSE: COB.A) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including Canaccord Capital Corporation, Standard Securities Capital Corporation and Thomson Kernaghan & Co. Limited, pursuant to which the underwriters have agreed to purchase 3,750,000 special warrants on an underwritten private placement basis, at a price of $4.00 per special warrant for aggregate proceeds to CoolBrands of $15 million. Each special warrant will entitle the holder to acquire one common share. The offering is scheduled to close on or about February 27, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.